Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

June 7, 2024
VIA EDGAR TRANSMISSION
David Mathews
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
SanJac Alpha Low Duration ETF
SanJac Alpha Core Plus Bond ETF (the “Funds”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897

Dear Mr. Mathews:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 145 to the Trust’s Registration Statement on Form N-1A filed March 27, 2024 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus Comments
Comment 1.Please provide completed fee tables and expense examples prior to the effective date. Please also confirm that there will be no fee waiver, reimbursement, or recoupment arrangements. If there will be, please disclose the terms of the arrangement(s).
Response:     Please see Appendix A attached hereto. The Trust supplementally confirms that there will be no fee waiver, reimbursement or recoupment arrangements with the Funds.
Comment 2.Under the “Fund Summary — Principal Investment Strategies” section for the Alpha Low Duration ETF, please add any other factors, other than managing duration, that the Adviser considers when selecting investments and constructing the portfolio as a whole.
Response:     The Trust has added the following disclosure to the “Fund Summary – Principal Investment Strategies” section of the Alpha Low Duration ETF in response to this comment:
"In addition to seeking to manage duration, the Adviser considers the following factors when selecting investments and constructing the Fund’s portfolio: credit quality, liquidity and interest rate sensitivity. The Adviser seeks to mitigate interest rate fluctuations and credit risk while optimizing liquidity for the Fund. In order the implement this strategy, the Fund focuses on (a) aggregate portfolio duration, with a targeted average portfolio duration of two years or less, and (b) U.S. government and investment-grade debt instruments."

Comment 3.Under the “Fund Summary — Principal Investment Strategies” section for the Alpha Low Duration ETF, please clarify the Fund’s anticipated exposure to non-investment grade securities.
Response:     The Trust has added the following disclosure to the “Fund Summary – Principal Investment Strategies” section for the Alpha Low Duration ETF in response to this comment:
"The Fund principally invests in investment-grade and U.S. government instruments to minimize credit risk, but may invest in non-investment grade securities, such as high yield or junk bonds, as part of its principal investment strategy. The Fund typically invests less than 5% of its total assets in non-investment grade securities, such as high yield or junk bonds, although the Fund may hold higher amounts of such securities from time to time. The Fund typically invests less than 5% of its total assets in unrated securities. With respect to the Fund’s investments in U.S. government-issued and investment grade debt, there are no targets or limits on the mix among such securities."
Comment 4.Under the “Fund Summary — Principal Investment Risks” section for the Alpha Low Duration ETF, consider expanding the New Adviser Risk disclosure to address (as applicable) the Adviser’s financial and personnel resources and the impact both may have on its ability to effectively implement the strategy.
Response:     The Trust believes the disclosure provided is sufficient and respectfully declines to add the suggested disclosure.
Comment 5.Under the “Fund Summary — Principal Investment Strategies” section of the Alpha Core Plus Bond ETF, as the Fund is considered to be non-diversified, please revise the description of the Fund’s investments as being a “diverse portfolio of income-oriented instruments.”
Response:     The Trust has removed the word ‘diverse’ from this description.
Comment 6.Under the “Fund Summary — Principal Investment Strategies” section for the Alpha Core Plus Bond ETF, please include in the disclosure a brief description or example of a “funding agreement” as mentioned in the second paragraph.
Response:     The Trust responds by revising the second sentence of the second paragraph under “Fund Summary – Principal Investment Strategies” for the Alpha Core Plus Bond ETF as follows:
“For purposes of this policy, bonds include fixed income instruments issued by the U.S. Government, its agencies and instrumentalities, as well as commercial paper, money market instruments, asset-backed securities, funding agreements (contracts issued by insurance contracts that guarantee a return of principal), variable rate demand notes, bills, notes, strips and other obligations issued by banks, corporations and other companies (including trust structures), obligations issued by non-U.S. banks, companies or non-U.S. governments, structured products such as CLOs, CDOs and CMOs, all styles of mortgage-backed securities, including whole loans and specified pools, and municipal bonds and notes.”
Comment 7.Under the “Fund Summary — Principal Investment Strategies” section for the Alpha Core Plus Bond ETF, please include estimates or percentage ranges of the Fund’s portfolio that may be invested in other than “investment grade” debt such as junk bonds or unrated securities. Also, in Item 9, please provide a more detailed discussion of the Adviser’s process for internally assigning ratings to unrated securities and its internal assessments of credit quality. Also, for both Funds, in Item 9, add a description of the Adviser’s initial and ongoing due diligence processes in connection with its investment selection on behalf of the Funds.
Response:     The Trust has revised the “Fund Summary — Principal Investment Strategies” section of the Alpha Core Plus Bond ETF in response to this comment.
The Trust notes that the “Fund Summary — Principal Investment Strategies” section of the Alpha Core Plus Bond ETF's prospectus provides as follows: “The Fund typically invests less than 5% of its total assets in high yield securities, although the Fund may hold higher amounts of such securities from time to time.”
The Fund has revised this disclosure to read:
“The Fund may invest up to 40% of its total assets in securities bearing credit risk other than that of the U.S. government and its agencies. The Fund typically invests less than 5% of its total assets in non-investment grade securities, such as high yield or junk bonds, although the Fund may hold higher amounts of such securities from time to time. The Fund typically invests less than 5% of its total assets in unrated securities.
For traditionally unrated securities, such as publicly traded preferred stocks and publicly traded mREITs, the Adviser will conduct an internal assessment of the underlying collateral or assets to ensure the composite ratings fall within the framework of the 40% investment grade, or, if applicable, the 5% non-investment grade, portion. That assessment will involve applying the rating provided by third parties to the underlying collateral held. If any portion of the underlying collateral is unrated, that portion only will be considered unrated.”
Additionally, the Fund has added the following to the Item 9 disclosure:
“The Adviser undertakes a rigorous evaluation of securities before making an investment for the Funds, including running the securities through a pre-trade clearance system which tests the trade according to pre-set limits and restrictions, including but not limited to, liquidity, credit and duration impacts. The portfolio management team also analyzes market conditions and instrument-specific risks. Ongoing due diligence is maintained between the Adviser’s trading, operations and compliance teams to monitor changes in interest rates, credit conditions and market dynamics, to ensure alignment with each Fund's investment objective.”
Comment 8.Under the “Additional Information About the Funds — Additional Investment Strategies, Policies and Risks” section, regarding the risk table for the Funds, please add applicable disclosures for “Forward Contract Risk” to the summary section and Item 9 for the Alpha Core Plus Bond ETF or remove the risk from the table if not applicable.
Response:     The Trust has removed ‘Forward Contract Risk’ from the table.
Comment 9.Regarding the “Additional Information About the Funds — Other Investment Strategies and Investment Risks” section, given the Funds’ anticipated use of swaps, futures contracts, forward contracts and options, please include a discussion of the risk(s) associated with the employment of such instruments in the Principal Investment Risks sections in each Fund’s summary section and in Item 9.
Response:     The Trust respectfully declines to add a discussion of the risks of swaps, futures contracts, forward contracts, and options as part of each Fund’s summary section and Item 9 because such instruments will be non-principal investments of each Fund. The Trust notes that the risks of such instruments are set forth in the Statement of Additional Information.
SAI Comments
Comment 10.Under the “Investment Policies, Strategies, and Associated Risks — Non-Diversification Status” section, the first paragraph refers to “Index” as a defined term yet no such index is defined or used as a benchmark for the Funds.
Response:     The Trust has removed the references to the ‘Index.’

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,
/s/ Amber C. Kopp
Amber C. Kopp
Assistant Vice President
U.S. Bank Global Fund Services as Administrator for the Trust

Appendix A

SanJac Alpha Low Duration ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.35%
Distribution (12b-1) and/or Service Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.35%
1Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$36	$113

SanJac Alpha Core Plus Bond ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution (12b-1) and/or Service Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.65%
1Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$66	$208